SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Seanergy Maritime Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y73760103

(CUSIP Number)

VF Investments Corp.

c/o Trust Company Complex

Ajeltake Road, Ajeltake Island

Majuro, Marshall Islands MH 96960

Attention: Mr. Athanasios Feidakis

With copy to:

Watson, Farley & Williams (New York) LLP

100 Park Avenue

New York, New York 10017

(212) 922-2200

Attn: Antonios C. Backos, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2008

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. Y73760103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON VF Investments Corp. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 0%
14	TYPE OF REPORTING PERSON CO

*	Shares held by VF Investments Corp., a Marshall Island company controlled by Mr. Athanasios Feidakis.

CUSIP NO. Y73760103	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Athanasios Feidakis I.R.S. identification nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by VF Investments Corp. (“VF Investments”), and Athanasios Feidakis (“A. Feidakis,” and collectively with VF Investments, the “Reporting Persons”) on August 28, 2008 (“Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Seanergy Shares”), of Seanergy Maritime Corp (“Seanergy”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, concerning their respective beneficial ownership of the Seanergy Shares. This Amendment No. 1 is being made to disclose the disposition of Seanergy Shares by the Reporting Persons. Except as expressly set forth herein, there have been no changes in the information set forth in Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following information:

The Reporting Persons disposed of 999,707 Seanergy Shares on November 5, 2008, through open market sales. The Reporting Persons disposed of their remaining 1,063,593 Seanergy Shares on November 6, 2008 through open market sales.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended to add the following information:

(a)-(b) As of the date hereof, VF Investments owns, and A. Feidakis may be deemed the beneficial owner of, 0 Seanergy Shares.

(c) The Reporting Persons, during the past 60 days, sold 999,707 Seanergy Shares on November 5, 2008 for $5.09 per share (excluding brokerage commissions and taxes), as well as their remaining 1,063,593 Seanergy Shares on November 6, 2008 for $5.23 per share (excluding brokerage commissions and taxes), both as described in Item 4 above.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the proceeds from the sale of the 2,063,300 Seanergy Shares.

(e) On November 5, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of Seanergy Shares.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2008

/s/ Athanasios Feidakis
Athanasios Feidakis

VF Investments Corp.

By:	/s/ Athanasios Feidakis
Name:	Athansios Feidakis
Title:	President

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